# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PEOPLES FINANCIAL CORP /MS/, CIK 0000770460
CUSIP: 71103B102
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 152 LAMEUSE STREET, P O BOX 529, BILOXI, Mississippi (MS), 39530
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001113303
Persons authorized to receive notices and communications: Mr. Joseph Stilwell, 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico (PR), 00901, 787-985-2193

## Reporting persons
- Stilwell Value Partners VII, L.P. (CIK 0001555931): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 795,745; sole dispositive power 0; shared dispositive power 795,745; aggregate amount beneficially owned 795,745 (17.2% of the class)
- Stilwell Activist Fund, L.P. (CIK 0001564452): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 795,745; sole dispositive power 0; shared dispositive power 795,745; aggregate amount beneficially owned 795,745 (17.2% of the class)
- Stilwell Activist Investments, L.P. (CIK 0001573720): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 795,745; sole dispositive power 0; shared dispositive power 795,745; aggregate amount beneficially owned 795,745 (17.2% of the class)
- Stilwell Value LLC (CIK 0001397076): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 795,745; sole dispositive power 0; shared dispositive power 795,745; aggregate amount beneficially owned 795,745 (17.2% of the class)
- STILWELL JOSEPH (CIK 0001113303): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 795,745; sole dispositive power 0; shared dispositive power 795,745; aggregate amount beneficially owned 795,745 (17.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: PEOPLES FINANCIAL CORP /MS/
Address of issuer's principal executive offices: 152 LAMEUSE STREET, P O BOX 529, BILOXI, Mississippi (MS), 39530

## Item 2. Identity and Background
Name of person filing:
This is the twenty-fourth amendment (this "Twenty-Fourth Amendment") to the original Schedule 13D (the "Original Schedule 13D"), which was filed on November 23, 2020, and amended on December 23, 2020 (the "First Amendment"), on February 9, 2021 (the "Second Amendment"), on March 12, 2021 (the "Third Amendment"), on March 17, 2021 (the "Fourth Amendment"), on March 29, 2021 (the "Fifth Amendment"), on April 5, 2021 (the "Sixth Amendment"), on April 8, 2021 (the "Seventh Amendment"), on April 20, 2021 (the "Eighth Amendment"), on May 5, 2021 (the "Ninth Amendment"), on February 7, 2022 (the "Tenth Amendment"), on March 15, 2022 (the "Eleventh Amendment"), on April 4, 2022 (the "Twelfth Amendment"), on July 12, 2022 (the "Thirteenth Amendment"), on January 25, 2023 (the "Fourteenth Amendment"), on March 23, 2023 (the "Fifteenth Amendment"), on April 12, 2023 (the "Sixteenth Amendment"), on April 19, 2023 (the "Seventeenth Amendment"), on October 3, 2023 (the "Eighteenth Amendment"), on January 22, 2024 (the "Nineteenth Amendment"), on September 26, 2024 (the "Twentieth Amendment"), on January 27, 2025 (the "Twenty-First Amendment"), on January 22, 2026 (the "Twenty-Second Amendment"), and on March 10, 2026 (the "Twenty-Third Amendment"). This Twenty- Fourth Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC (collectively, "we" or "us"). The filers of this statement are collectively referred to herein as the "Group." The amended joint filing agreement of the members of the Group was filed as Exhibit 22 to the Eighteenth Amendment.

This statement is filed by Joseph Stilwell with respect to the shares of common stock (the "Common Stock") of Peoples Financial Corporation (the "Issuer") beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments in Joseph Stilwell's capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments.
Residence or business address: The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Value LLC is 111 Broadway, 12th Floor, New York, New York 10006. The business address of Joseph Stilwell is 200 Calle del Santo Cristo, Segundo Piso, San Juan, Puerto Rico 00901.
Present principal occupation or employment: The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments, and related partnerships.
Criminal convictions in the last five years: During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule B, attached hereto and incorporated herein by reference.
Citizenship: Joseph Stilwell is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since we last reported purchases of Common Stock, Stilwell Value Partners VII has expended $104,391.84 to acquire 4,692 shares of Common Stock. Such funds were provided from Stilwell Value Partners VII's working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

Since we last reported purchases of Common Stock, Stilwell Activist Fund has not expended any monies to acquire shares of Common Stock.

Since we last reported purchases of Common Stock, Stilwell Activist Investments has expended $1,164,012.44 to acquire 52,918 shares of Common Stock. Such funds were provided from Stilwell Activist Investments' working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
We are filing this Twenty-Fourth Amendment to report that members of the Group have purchased shares of Common Stock.

We believe management and the directors have ill served the Issuer's shareholders, and the Issuer should explore all possibilities to maximize shareholder value.

Our nominees for election as directors at the Issuer's annual meetings from 2021 through 2026 were not elected. Subsequent to the 2022 annual meeting, the Board of Governors of the Federal Reserve notified us that it would not object to our request to purchase additional shares of the Issuer up to 14.9%, and subsequent to the 2024 annual meeting, the Board of Governors of the Federal Reserve notified us that it would not object to our request to purchase additional shares of the Issuer up to 19.9%.

On May 31, 2022, pursuant to Mississippi law, we served a demand for inspection of the Issuer's books and records related to, among other things, reported losses and the employee(s) responsible for the losses associated with the Issuer's securities portfolio. When the Issuer refused to permit the inspection of its books and records, we filed, on July 22, 2022, a complaint in the Chancery Court of Harrison County, Mississippi, to compel the production of those books and records. After four Harrison County judges recused themselves, the Mississippi Supreme Court appointed a retired judge from Hinds County, Mississippi, as Special Chancellor to hear our books and records demand case against the Issuer. On July 18, 2023, the Special Chancellor partially granted our motion for summary judgment and ordered the Issuer to produce most of the records we sought in our books and records demand.

On June 30, 2023, we demanded that the Issuer pursue a derivative action against its directors for breach of their fiduciary duties for failure to oversee and properly supervise management. On September 29, 2023, we filed a derivative complaint on behalf of the Issuer against the Issuer's directors in the Chancery Court of Harrison County, Mississippi, for breach of fiduciary duty, seeking damages and other remedies. On October 17, 2024, the Court denied the Issuer's directors' motion to dismiss and on December 20, 2024, issued an order allowing us to seek discovery. On January 10, 2025, the Issuer's directors filed an interlocutory appeal, which the Mississippi Supreme Court denied on April 1, 2025. We are seeking compensation to the Issuer from the Issuer's directors for over $50 million in losses to the Issuer's securities portfolio.

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Since 2000, members or affiliates of the Group have taken an 'activist position' in 79 other publicly-traded companies. In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In addition, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares.

Our actions with respect to such publicly-traded companies are described in Schedule A, attached hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The members of the Group collectively beneficially own an aggregate of 795,745 shares of Common Stock. The percentages reported herein for the Group are calculated based on the number of outstanding shares of Common Stock, 4,617,466, reported as the number of outstanding shares as of April 30, 2026, in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026. The purchases and sales of Common Stock reported in this item, if any, were made in open-market transactions.

Each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC and Joseph Stilwell may be deemed to beneficially own 795,745 shares of Common Stock, constituting approximately 17.2% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC and Joseph Stilwell may be deemed to share the power to vote and dispose of 795,745 shares of Common Stock owned in the aggregate by Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments.

Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments with regard to those shares of Common Stock.

Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by each of Stilwell Value Partners VII, Stilwell Activist Fund and Stilwell Activist Investments.
Transactions in the class effected during the past sixty days: Within the past sixty days, Stilwell Value Partners VII and Stilwell Activist Investments purchased shares of Common Stock as set forth in Schedule C, attached hereto and incorporated herein by reference. Within the past sixty days, Stilwell Activist Fund did not purchase or sell any shares of Common Stock. Stilwell Value LLC and Joseph Stilwell have not purchased or sold any shares of Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Value LLC and Joseph Stilwell is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Other than the Amended Joint Filing Agreement filed as Exhibit 22 to the Eighteenth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners VII, Stilwell Activist Fund, and Stilwell Activist Investments, and Joseph Stilwell, in his capacities as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Stilwell Activist History

Schedule B - Item 2(e)

Schedule C - Transactions in Securities

Exhibit 1 - Joint Filing Agreement, dated November 23, 2020, filed with the Original Schedule 13D.

Exhibit 2 - Letter to the Shareholders of the Issuer, dated February 9, 2021.

Exhibit 3 - Nominee Agreement, dated February 16, 2021, with Nominee Peter Prickett, filed with the Fourth Amendment.

Exhibit 4 - Letter to Shareholders of the Issuer, dated March 16, 2021, filed with the Fourth Amendment.

Exhibit 5 - Letter to Shareholders of the Issuer, dated March 29, 2021, filed with the Fifth Amendment.

Exhibit 6 - Letter to Shareholders of the Issuer, dated April 8, 2021, filed with the Seventh Amendment.

Exhibit 7 - Letter to Shareholders of the Issuer, dated April 19, 2021, filed with the Eighth Amendment.

Exhibit 8 - Letter to Shareholders of the Issuer, dated May 5, 2021, filed with the Ninth Amendment.

Exhibit 9 - Nominee Agreement, dated February 1, 2022, with Nominee Rodney H. Blackwell, filed with the Tenth Amendment.

Exhibit 10 - Nominee Agreement, dated February 2, 2022, with Jonathan W. Briggs, filed with the Tenth Amendment.

Exhibit 11 - Nominee Agreement, dated February 2, 2022, with Ronald Wade Robertson, Jr, filed with the Tenth Amendment.

Exhibit 12 - Nominee Agreement, dated February 3, 2022, with Gregory H. Browne., filed with the Tenth Amendment.

Exhibit 13 - Letter to Shareholders of the Issuer, dated March 14, 2022, filed with the Eleventh Amendment.

Exhibit 14 - Letter to Shareholders of the Issuer, dated April 4, 2022, filed with the Twelfth Amendment.

Exhibit 15 - Nominee Agreement, dated January 23, 2023, with Rodney H. Blackwell, filed with the Fourteenth Amendment.

Exhibit 16 - Nominee Agreement, dated January 23, 2023, with Stewart F. Peck, filed with the Fourteenth Amendment.

Exhibit 17 - Amended Joint Filing Agreement, dated January 25, 2023, filed with the Fourteenth Amendment.

Exhibit 18 - Power of Attorney, dated January 23, 2023, filed with the Fourteenth Amendment.

Exhibit 19 - Letter to Shareholders of the Issuer, dated March 23, 2023, filed with the Fifteenth Amendment.

Exhibit 20 - Letter to Shareholders of the Issuer, dated April 12, 2023, filed with the Sixteenth Amendment.

Exhibit 21 - Letter to Shareholders of the Issuer, dated April 19, 2023, filed with the Seventeenth Amendment.

Exhibit 22 - Amended Joint Filing Agreement, dated October 3, 2023, filed with the Eighteenth Amendment.

Exhibit 23 - Nominee Agreement, dated January 19, 2024, with Stewart F. Peck, filed with the Twentieth Amendment.

Exhibit 24 - Nominee Agreement, dated January 19, 2024, with Scott M. Polakoff, filed with the Twentieth Amendment.

Exhibit 25 - Nominee Agreement, dated January 23, 2025, with Stewart F. Peck, filed with the Twenty-First Amendment.

Exhibit 26 - Nominee Agreement, dated January 20, 2026, with Stewart F. Peck, filed with the Twenty-Second Amendment.

## Signatures
- Stilwell Value Partners VII, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (08/04/2026)
- Stilwell Activist Fund, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (08/04/2026)
- Stilwell Activist Investments, L.P.: /s/ Megan Parisi, Megan Parisi, Member of Stilwell Value LLC, its General Partner (08/04/2026)
- Stilwell Value LLC: /s/ Megan Parisi, Megan Parisi, Member (08/04/2026)
- STILWELL JOSEPH: /s/ Joseph Stilwell, Joseph Stilwell* (08/04/2026)
- Megan Parisi: /s/ Megan Parisi, *Megan Parisi, Attorney-in-Fact (08/04/2026)